UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bain Capital Private Credit

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

Not applicable

(CUSIP Number)

Bain Capital SIP Investments, LP

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON Bain Capital SIP Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,480,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,480,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based upon 4,088,180 Common Shares, which is the sum of (i) 60,200 Common Shares issued and outstanding as of September 30, 2023 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and (ii) 4,027,980 Common Shares issued and sold by the Issuer on November 28, 2023 according to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 30, 2023.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the Class I common shares of beneficial interest, $0.01 par value per share (the “Common Shares”), of Bain Capital Private Credit, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are located at 200 Clarendon Street, 37th Floor, Boston, MA 02116.

Item 2. Identity and Background

(a) – (c) This Statement is being filed by Bain Capital SIP Investments, LP, a Delaware limited partnership (the “Reporting Person”). Bain Capital SIP Investments (GP), LLC, a Delaware limited liability company (“SIP GP,” and together with the Reporting Person, the “Bain Capital Entities”), is the general partner of the Reporting Person. As a result, SIP GP may be deemed to beneficially own the Common Shares held by the Reporting Person. The Bain Capital Entities are principally engaged in the business of investment in securities. The principal business address of the Bain Capital Entities is 200 Clarendon Street, Boston MA 02116.

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each member of the management committee of SIP GP.

(d) – (e) During the last five years, neither the Reporting Person, SIP GP nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of the Reporting Person and SIP GP is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

On November 28, 2023, an affiliate of the Reporting Person transferred all 60,200 of its Common Shares to the Reporting Person. Also on November 28, 2023, the Reporting Person subscribed for 3,419,800 Common Shares of the Issuer. Both of the foregoing transactions were effected at a price of $25.00 per share, for an aggregate purchase price of $87 million. The acquisition of the Common Shares was funded by internal capital of the Reporting Person’s affiliates.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person is an affiliate of BCPC Advisors, LP, the Issuer’s investment advisor (the “Advisor”). From time to time, in such capacity and as a significant shareholder of the Issuer, the Reporting Person may engage in discussions with the Advisor and officers and trustees of the Issuer regarding the management of the Issuer. The Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Statement is incorporated by reference in its entirety into this Item 5.

(a) – (b) As of the date hereof, the Reporting Person holds 3,480,000 Common Shares, representing approximately 85.1% of the outstanding Common Shares. The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon 4,088,180 Common Shares, which is the sum of (i) 60,200 Common Shares issued and outstanding as of September 30, 2023 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and (ii) 4,027,980 Common Shares issued and sold by the Issuer on November 28, 2023 according to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 30, 2023.

(c) Except as reported herein, neither the Reporting Person, SIP GP nor any of the individuals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as reported herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2023	BAIN CAPITAL SIP INVESTMENTS, LP
By: Bain Capital SIP Investments (GP), LLC Its: General Partner

	By:	/s/ Kase Jubboori
Name: Kase Jubboori
Title: Authorized Signatory

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the members of the management committee of Bain Capital SIP Investments (GP), LLC.

The business address of each individual is 200 Clarendon Street, Boston MA 02116. Each individual is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Kase Jubboori	Partner, Deputy General Counsel & Co-Head of Tax, Bain Capital

Liam Kennedy	Partner & Corporate Controller, Bain Capital

Michael Ward	Partner, Chief Operating Officer & Chief Financial Officer, Bain Capital